SIDEL

Avenue de la Patrouille de France
Octeville-sur-Mer ∘ BP 204
76053 Le Havre Cedex ∘ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com

02 APR -2 AM 8:55

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028187

Le Havre - March 28, 2000

SUPPL

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated March 27, 2002 regarding Sidel 2001 full year results.

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Po M Bavard

Hugues SEGOND
Financial Communications Manager

dlw 4/10

March 27, 2002

Sidel records a net loss of € 47.5 million for 2001, after € 57,7 million in non-operating expenses and amortization of goodwill

Net debt at the end of the year improved by € 45.1 million

The Group aims to return to sales growth and profit in 2002

Sidel's Board of Directors met on March 26, 2002 to review the parent-company and consolidated financial statements for 2001 and examine the outlook for 2002. The financial statements will be submitted to the shareholders for approval at the General Meeting scheduled for June 26, 2002.

The Board of Directors also emphasized that a combined Ordinary and Extraordinary General Meeting is scheduled for April 22. Its purpose will be to alter the company's bylaws to allow Sidel's change of legal structure into a corporation with a Management Board and Supervisory Board.

A. Review of the 2001 financial statements

(in € millions)	2001	%	2000	%	1999	%
Sales	932.6	*100*	1,025.0	*100*	878.2	*100*
EBITDA	55.7	*6.0*	113.3	*11.1*	132.8	*15.1*
Operating income	21.9	*2.4*	70.8	*6.9*	112.5	*12.8*
Financial income/(expense)	(11.7)	*-1.3*	(12.8)	*-1.2*	9.0	*1.0*
Non-operating expense	(32.0)	*-3.4*	(13.7)	*-1.3*	(1.4)	*-0.2*
Current and deferred taxes	0.5	*0.1*	(12.8)	*-1.3*	(42.6)	*-4.8*
Amortization of goodwill	(25.7)	*-2.8*	(6.6)	*-0.6*	(3.5)	*-0.4*
Minority interests	(0.5)	*-0.1*	(0.5)	-	(0.3)	-
Net income/(loss)	(47.5)	*-5.1*	24.3	*2.4*	73.7	*8.4*

Sales for 2001 came to € 933 million, down 9% on 2000. On a constant exchange rate basis, the decrease was 8.7%. In 2001 the market for PET equipment contracted in western regions, particularly in North America where the recession caused companies to postpone their PET capital expenditure programs. Only the Asia-Pacific region experienced growth in 2001.

The Sidel Group's **earnings before interest, tax, depreciation and amortization (EBITDA)** contracted very sharply in 2001, due to the following factors:

- the decrease in Group sales;

- heightened competitive pressures, made worse as some competitors capitalized upon the current uncertainty regarding Tetra Laval's takeover of Sidel;
- the difficulties encountered in attempting a rapid reduction in the production cost of machines against this backdrop of contracting sales volumes and pricing pressure.

The Sidel Group's EBITDA for 2001 amounted to € 55.7 million, representing **6.0% of sales**, down from 11.1% in 2000. After depreciation, amortization and provisions, operating income was € 21.9 million.

The financial result improved slightly compared to 2000, but Sidel recorded **non-recurring expenses of € 32 million** in 2001, including € 11.8 million in costs related to the takeover bid, € 8.0 million for customer or patent disputes, and € 7.7 million in provisions for restructuring and management reorganization.

Further, amortization of goodwill was particularly high in 2001, as it included an additional charge of € 19.1 million for accelerated amortization of goodwill relative to certain Group companies, in most cases in preparation for a disposal. As a result, **Sidel has posted a net loss of € 47.5 million** for 2001.

Sidel's financial position has improved, however, as the Group's net debt fell to € 152.1 million at December 31, 2001, from € 197.2 million a year earlier, to be compared to shareholders' equity of € 245 million.

B. Outlook for 2002:

For the first two months of 2002, the Group's core business, which includes blow molding, filling, engineering and complete lines, recorded a 28% rise in orders compared to the same period of 2001. A confirmation of this growth in orders is expected for March, therefore the first quarter of the year should see a clear upturn in activity.

At March 1, 2002, the Group's year-to-date billings plus its order book showed a 4.3% increase compared to March 1, 2001.

The Group's new executive management is being set up under the authority of Gérard Stricher, the future Chairman of the Management Board, and will be fully operational in the second quarter of 2002.

Priorities in terms of products have been determined, with the setting up of an Actis™ business unit and the launch of an ambitious program for industrial-scale production of the Alto™ aseptic filling platform, which has already met considerable success with large international customers.

Gérard Stricher has defined 2002 as a turning-point year for Sidel in the preparation of its medium- and long-term development, and one that should see a return to growth and profit. This can be achieved thanks to the expertise of the people of Sidel, the Group's technological leadership in PET, its global reach and the trust of its customers.

Investor relations: Hugues Segond - +33 (0)2 32 85 92 10
E-mail: hugues.segond@sidel.com